US SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUER
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            MILLENNIUM QUEST, INC.
                (Name of Small Business Issuer in its charter)

              Delaware                                   87-0430320
   -------------------------------                    -----------------
   (State or Other Jurisdiction of                     (IRS Employer
   Incorporation or Organization)                      Identification No.)

              4089 Mount Olympus Way, Salt Lake City, Utah 84124
       ---------------------------------------------------------------
            (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (801) 278-6990


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.001

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TABLE OF CONTENTS

ITEM NUMBER AND CAPTION

Part I                                                                Page No.

Item 1.  Description of Business .........................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation........7

Item 3.  Description of Property..........................................9

Item 4.  Security Ownership of Certain Beneficial Owners and Management...9

Item 5.  Directors, Executive Officers, Promoters and Control Persons.....10

Item 6.  Executive Compensation...........................................11

Item 7.  Certain Relationships and Related Transactions...................11

Item 8.  Description of Securities........................................12

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters.............................12

Item 2.  Legal Proceedings................................................13

Item 3.  Changes in and Disagreements with Accountants....................13

Item 4.  Recent Sales of Unregistered Securities..........................13

Item 5.  Indemnification of Directors and Officers........................13

PART F/S.............................................................16, F-1

PART III

Item 1.  Index to Exhibits................................................16

Item 2.  Description of Exhibits..........................................17

SIGNATURES................................................................17

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                       ITEM 1.  DESCRIPTION OF BUSINESS

General

     Millennium Quest, Inc. (the "Company"), a Delaware corporation, is attempting to locate a business enterprise which it may acquire, merge or reorganize with, or become engaged in. The Company has been inactive for several years, and to date has not located any specific business enterprise for its involvement, nor has it entered into any arrangement or agreements with respect thereto.

History

     Millennium Quest, Inc. (the "Company") was organized under the laws of the state of Delaware on February 4, 1986, under the name "Teracom, Inc.," for the purpose of seeking a business opportunity which the Company could acquire, merge with, or become engaged in. Immediately following the organization of the Company, it sold a total of 400,000 shares of common stock, as presently constituted, to its officers, directors and other shareholders for a total of for a total of $20,000 in cash. In order to provide the Company with additional capital to seek to acquire or enter into a business opportunity, in March, 1987, the Company completed a public offering of 806,750 shares of common stock at a sales price of $.20 per share, as presently constituted after giving effect to a 1 for 10 reverse split effected by the Company in January, 1989, described below, or an aggregate offering of $161,350. Following the offering, the original officers, directors and shareholders contributed back to the Company a total of 58,750 shares of common stock, to meet certain dilution requirements of the Utah Securities Division, the state in which the offering was conducted. The offering was registered by qualification in the state of Utah, and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933, as amended. The Company received net proceeds from the offering of approximately $133,000 after offering costs.

     In December, 1988, the Company entered into a reorganization with Dix Hills Equities Group, Inc. ("Dix Hills"), a closely-held Delaware corporation, which transaction was later rescinded in May, 1994, as described below. Under the terms of the reorganization, the Company acquired all of the issued and outstanding shares of Dix Hills in exchange for the issuance of a total of 4,592,000 shares of restricted common stock, or a controlling interest of approximately 80%, to the Dix Hills shareholders. As a result of this transaction, Dix Hills, a company engaged in the air conditioning and heating business, became a wholly-owned subsidiary of the Company. In connection with the reorganization, the officers and directors of the Company resigned, and the designees of Dix Hills were appointed as the new directors and officers of the Company; the Company effected a 1-for-ten reverse split in its issued and outstanding shares; and the Company changed its name to "Dix Hills Equities Group, Inc." All share figures in this report give effect to the 1 for 10 reverse split described above.

     In October, 1991, a group of interested shareholders, consisting of Coombs & Company, a Washington state partnership, and the present officers and directors, filed a lawsuit in the United States District Court for the District of Utah, against Dix Hills and the new management of the Company (the "Dix Hills Group"), alleging a number of claims against the Dix Hills


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Group, including federal securities law claims.  In September, 1993, the parties to the lawsuit entered into a settlement agreement, under the terms of which the Dix Hills Group agreed to rescind the reorganization agreement, and to return the control and status of the public company back to its pre-acquisition officers and directors. The settlement agreement provided for
the payment by the Dix Hills Group to the Company of the sum of $80,000.   In
connection with the settlement, in May, 1994, the Dix Hills Group returned to the Company, for cancellation, all of the 4,592,000 post-split shares of common stock issued in the reorganization, together with an additional 186,360
shares of common stock owned by former management.   As a result of the
settlement agreement, the Dix Hills Group resigned as officers and directors of the Company, and present management was appointed.

     In April, 2000, the Company changed its name to "Millennium Quest, Inc." In February, 1999, the Company issued a total of 1,000,000 shares of restricted common stock, to its officers, directors and two other shareholders, in consideration of the efforts undertaken by these individuals to accomplish the recission, described above, and to reactivate the business of the Company.

Business - General

     As indicated, the Company is seeking a business enterprise for acquisition, reorganization or merger, or participation by the Company. Over the past few months, the Company's efforts have been focused on updating the Company's financial statements and preparing this filing, and the Company has not conducted any substantive review of any business ventures for possible acquisition or participation by the Company. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company will investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant.

     It is anticipated that opportunities will be made available to the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firms business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

     For the past few years, the Company has had no active business operations, and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

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     There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company has voluntarily filed this registration statement on Form 10-SB to become subject to the reporting requirements under the Securities Exchange Act of 1934 (the "Exchange Act"), based on management's belief that the Company's reporting status will enhance its ability to locate and acquire a business opportunity. The Company intends to continue to voluntarily file reports under the Exchange Act, regardless of whether its obligation to do so is suspended by rule or statute.

Selection of a Business

     The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth," the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

     Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services. Management of the Company will not be paid a finder's fee for locating a business opportunity.

     The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established f-in-n with existing financial problems, it may be subjected to risk because the financial resources

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of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

     In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.

     The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

     The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

     The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions.
On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of

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the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

     In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

     In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

                                      5
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     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

     Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.
The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

     The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

     The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

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Governmental Regulation

     It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

     The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

     The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be no more than 20 hours per month per person, until such time as the Company enters into active negotiations to acquire or reorganize with a business. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

      ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

     Six Months Ended June 30, 2000 and 1999 and Calendar Years Ended December 31, 1999 and 1998

     The Company has had no revenue from continuing operations for the six month periods ended June 30, 2000 and 1999, or the years ended December 31,
1999 and 1998.   General and administrative expenses for the six month periods ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998, consisted of general corporate administration costs.

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These costs were $5,000 and $10,506 for the six month periods ended June 30,
2000 and 1999, respectively. These costs were $17,076 and $2,147 for the years ended December 31, 1999 and 1998, respectively. All remaining expenses are attributable to costs and professional fees incurred to update the Company in order to make a Form 10-SB filing.

     The Company had an interest income of $533 and $612 for the six month periods ended June 30, 2000 and 1999. Interest income for the Company for the years ended December 31, 1999 and 1998, was $1,144 and $1,386.

     As a result of all of these factors, the Company has realized a net loss for the six months ended June 30, 2000 and 1999 of $4,467 and $9,894, respectively, and for the years ended December 31, 1999 and 1998, a net loss of $15,932 and $761, respectively.

Liquidity and Capital Resources

     At June 30, 2000, the Company had working capital of approximately $35,020, as compared to working capital of approximately $35,620 at December 31, 1999. Working capital as of both dates consists of cash. Although the Company's most significant assets consist largely of cash and cash equivalents, the Company has no intent to become, or hold itself out to be, engaged primarily in the business of investing, reinvesting, or trading in securities. Accordingly, the Company does not anticipate being required to register pursuant to the Investment Company Act of 1940, and expects to be limited in its ability to invest in securities, other than cash equivalents and government securities, in the aggregate amount of over 40% of its assets. There can be no assurance that any investment made by the Company will not result in losses.

     The Company has very limited liquid assets, and such assets may not be sufficient for the Company to meet its operating needs over the next twelve months. The Company does not anticipate, however, that it will require substantial revenue, or additional cash assets, until it enters into an acquisition or reorganization transaction with a business opportunity. The Company has no material revenues and its needs for capital will in all likelihood change dramatically if it acquires an interest in a business opportunity in the next twelve months. The Company's current operating plan is to (a) cover the administrative and reporting requirements of a public company; and (b) search for, and investigate, potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company, and there can be no assurance that the Company will be able to identify any such business, product, technology or entity suitable for an acquisition or reorganization transaction. Moreover, there can be no assurance the Company will be successful in its efforts to enter into consummate an acquisition or reorganization transaction on terms favorable or beneficial to the Company and its shareholders, or that it, or its successor, will be able to effectively manage the business opportunity the Company acquires or becomes engaged in.

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                       ITEM 3.  DESCRIPTION OF PROPERTY

     The Company uses offices and related clerical services at 4089 Mount Olympus Way, Salt Lake City, Utah 84124, provided by Terry Cononelos, the Secretary/Treasurer and a Director of the Company at no charge.

     The Company owns no properties.

          ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                AND MANAGEMENT

     The following table sets forth as of the date of filing of this report, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                             Common
Name and Address                             Shares       Percent of Class(1)
-------------------                          --------     ------------------

Dimitri Cocorinis(2)(4)
1346 East Harrison Avenue
Salt Lake City, Utah 84105                    436,925         22.27

Terry Cononelos(3)(4)
4089 Mount Olympus Way
Salt Lake City, Utah 84124                    436,925         22.27

Jack Coombs(4)
2581 East 1300 South
Salt Lake City, Utah 84108                    295,000         15.04

All Executive officers and Directors
 as a Group (2 persons)                       873,850         44.54


(1)     All shares are held of record and beneficially.

(2)     Dimitri Cocorinis is the President and a Director of the Company.

(3) Terry Cononelos is the Secretary/Treasurer and a Director of the Company.

(4) These individuals were issued restricted stock in February, 1999, in consideration of services rendered to the Company.


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              ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                             AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                               Age    Positions(1)                Since

Dimitri Cocorinis                   45    President and Director      1994
Terry Cononelos                     46    Secretary/Treasurer and
                                          Director                    1994


(1) All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

     The following is information on the business experience of each director and officer.

     Dimitri Cocorinis, is the President and a director of the Company. Mr. Cocorinis has been a registered investment advisor for Wasatch Advisors, an investment advisory firm, for over ten (10) years. As an employee of Wasatch Advisors, Mr. Cocorinis is a senior trader and a money manager of mutual funds for institutional investors. From approximately 1980 until his current employment at Wasatch Advisors, Mr. Cocorinis was a real estate agent for Sugarhouse Realty, a Salt Lake City based real estate company. Mr. Cocorinis received his bachelor of arts degree from the University of Utah in philosophy. He also has a liberal arts degree from Franklin College in Lugano, Switzerland.

     Terry Cononelos, is the Secretary and a director of the Company. Mr. Cononelos has been a real estate agent with Chapman Richards, a Salt Lake City real estate firm, for the past eight years. From 1980 until his current position, he was a real estate agent at Sugarhouse Realty. Mr. Cononelos received his bachelor's degree in accounting from the University of Utah in 1977.

     Mr. Cocorinis and Mr. Cononelos are cousins.

Other Shell Company Activities

     Neither of the officers and directors are involved in any other shell corporations, as an officer, director or principal shareholder, and have not had any such involvement for over ten (10) years.

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                       ITEM 6.  EXECUTIVE COMPENSATION

     The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

     There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

     On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     In February, 1999, the Company granted to its officers and directors, and two other shareholders, a total of 1,000,000 shares of restricted common stock, for services rendered on behalf of the Company over the preceding several years. (See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.")

           ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In February, 1999, the Company issued a total of 1,000,000 shares of restricted common stock to its two officers and directors, and to two other shareholders for services rendered by these individuals over the preceding several years in effecting a recission of the transaction with Dix Hills, described under "ITEM 1. BUSINESS," and in undertaking efforts to bring the Company current. These shares were issued as follows: Terry Cononelos and Dimitri Cocorinis (officers and directors) - 350,000 shares each; Jack Coombs
- 250,000 shares; and Jeff Helotes - 50,000 shares.   At the time of issuance
of these shares, and since the date of issuance, there has been no market for the common stock of the Company. These shares were issued in reliance upon the exemption from registration set forth under Section 4(2) of the Securities Act of 1933, as amended, and applicable exemptions in the state of Utah.

     Except for the transaction described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal shareholder, or their affiliates or associates, was also a party.

                      ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 1,961,643 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

     The Company is also authorized to issue a total of 5,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding. The Company does not currently have any plans to issue any shares of preferred stock. The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

                                   PART II

                ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
           REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock, and there has not been a trading market in the Company's common stock for the past several years. For the past several years, there have been no public transactions in the common stock of the Company, to the best knowledge of the Company. The Company's common stock is not quoted on the OTC Bulletin Board, the "pink sheets," or in any other quotation system. Following the filing and review of this Form 10-SB, the Company anticipates that it will seek to have its common stock quoted on the OTC Bulletin Board; however, there can be no assurance the Company will be successful in accomplishing this objective.

     Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

     At September 15, 2000, there were approximately 166 holders of record of the Company's Common Stock.

                          ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

          ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                     ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with accountants since the Company's organization.

               ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In February, 1999, the Company issued a total of 1,000,000 shares of restricted common stock to its officers and directors and two other shareholders, for services rendered. (See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.")

              ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Corporation Law provides in relevant part as follows:

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

                                   PART F/S
                             FINANCIAL STATEMENTS

     The following financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

     (a)      Audited Financial Statements

     Independent Auditors' Report
     Balance Sheet  as of December 31, 1999
     Statements of Operations for the years ended December 31, 1999 and 1998 and for the period from inception on February 4, 1986 through December 31, 1999
     Statement of Stockholders' Equity from inception on February 4, 1986 through December 31, 1999
     Statements of Cash Flows for the years ended December 31, 1999 and 1998 and For the period from inception on February 4, 1986 through December 31, 1999
     Notes to Financial Statements

     (b)     Unaudited Financial Statements

     Balance Sheet as of June 30, 2000
     Statements of Operations for the six months ended June 30, 2000 and 1999 and for the period from inception on February 4, 1986 through June 30, 2000
     Statement of Stockholders' Equity from inception on February 4, 1986 through June 30, 2000
     Statements of Cash Flows for the six months ended June 30, 2000 and 1999 and for The period from inception on February 4, 1986 through June 30, 2000
     Notes to Unaudited Financial Statements

                                   PART III

     ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.


Exhibit       SEC Ref.
No.           No             Description/Title of Document              Page
--------      --------       -----------------------------------       ------
1              (3)(i)        Articles of Incorporation, as amended      E-1

2              (3)(ii)       Bylaws                                     E-15

               (27)          Financial Data Schedules*

    * The Financial Data Schedules are presented only in the electronic filing with the Securities and Exchange Commission

                       ITEM 2.  DESCRIPTION OF EXHIBITS

See Item 1, Part III, above.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            MILLENNIUM QUEST, INC.


Date: September 15, 2000                    By: /s/ Dimitri Cocorinis
                                            ----------------------------
                                            Dimitri Cocorinis, President

     In accordance with the Exchange Act, the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date: September 15, 2000                     /s/ Dimitri Cocorinis
                                             ----------------------------
                                             Dimitri Cocorinis, Director



Date: September 15, 2000                     /s/ Terry Cononelos
                                             ----------------------------
                                             Terry Cononelos, Director

                            MILLENNIUM QUEST, INC.
                  (Formerly Dix Hills Equities Group, Inc.)
                         [A Development Stage Company]



                                   CONTENTS

                                                       PAGE

Independent Auditors' Report                            F-2


Balance Sheet, December 31, 1999                        F-3


Statements of Operations, for the years ended
  December 31, 1999 and 1998 and for the period
  from inception on February 4, 1986 through
  December 31, 1999                                     F-4


Statement of Stockholders' Equity from inception
  on February 4, 1986 through December 31, 1999         F-5


Statements of Cash Flows for the years ended
  December 31, 1999 and 1998 and for the period
  from inception on February 4, 1986 through
  December 31, 1999                                     F-7


Notes to Financial Statements                           F-8

                        PRITCHETT, SILER & HARDY, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS
                              430 East 400 South
                          Salt Lake City, Utah 84111
                         (801)328-2727 - FAX 328-1123


                         INDEPENDENT AUDITORS' REPORT



Board of Directors
MILLENNIUM QUEST, INC.
(Formerly Dix Hills Equities Group, Inc.)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Millennium Quest, Inc. [a development stage company] at December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and from inception on February 4, 1986 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Millennium Quest, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and from inception on February 4, 1986 through December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

February 9, 2000
Salt Lake City, Utah

                            MILLENNIUM QUEST, INC.
                  (Formerly Dix Hills Equities Group, Inc.)
                         [A Development Stage Company]


                                BALANCE SHEET



                                    ASSETS


                                                        December 31,
                                                            1999
                                                       -------------
CURRENT ASSETS:
  Cash in bank                                         $     35,620
                                                       -------------
                                                       $     35,620
                                                       =============


                     LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable                                     $      2,399
                                                       -------------
     Total Current Liabilities                         $      2,399
                                                       -------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value,
    5,000,000 shares authorized, no
    shares issued and outstanding                                 -
  Common stock, $.001 par value,
    200,000,000 shares authorized,
    1,961,643 shares issued and
    outstanding                                               1,962
  Capital in excess of par value                            161,088
  Deficit accumulated during the
    development stage                                      (129,829)
                                                       -------------
     Total Stockholders' Equity                              33,221
                                                       -------------
                                                       $     35,620
                                                       =============




The accompanying notes are an integral part of this financial statement.

                            MILLENNIUM QUEST, INC.
                  (Formerly Dix Hills Equities Group, Inc.)
                         [A Development Stage Company]



                           STATEMENTS OF OPERATIONS

                                        Years Ended          From Inception
                                        December 31,         on February 4,
                                ---------------------------- 1986 Through
                                   1999             1998     December 31, 1999
                                ------------- -------------- ---------------
REVENUE                         $          -  $           -  $            -
                                ------------- -------------- ---------------
OPERATING EXPENSES:
  General and administrative          17,076          2,147          63,726
                                ------------- -------------- ---------------
LOSS FROM OPERATIONS                 (17,076)        (2,147)        (63,726)
                                ------------- -------------- ---------------
OTHER INCOME:
  Interest and other income            1,144          1,386          19,723
                                ------------- -------------- ---------------
      Total Other Income               1,144          1,386          19,723
                                ------------- -------------- ---------------
LOSS BEFORE INCOME TAXES             (15,932)          (761)        (44,003)

CURRENT TAX EXPENSE                        -              -               -

DEFERRED TAX EXPENSE                       -              -               -
                                ------------- -------------- ---------------
LOSS FROM CONTINUING OPERATIONS      (15,932)          (761)        (44,003)
                                ------------- -------------- ---------------
DISCONTINUED OPERATIONS:
  Loss from operations of
    discontinued subsidiary                -              -        (131,258)
  Gain on disposal of
    discontinued subsidiary                -              -          45,432
                                ------------- -------------- ---------------
LOSS FROM DISCONTINUED
  OPERATIONS                               -              -         (85,826)
                                ------------- -------------- ---------------
NET LOSS                        $    (15,932) $        (761) $     (129,829)
                                ============= ============== ===============
INCOME (LOSS) PER COMMON SHARE:
  Income (loss) from continuing
    operations                  $       (.01) $        (.00) $         (.02)
  (Loss) from discontinued
    operations                             -              -            (.05)
  Gain on disposal of subsidiary           -              -             .02
                                ------------- -------------- ---------------
LOSS PER COMMON SHARE           $       (.01) $        (.00) $         (.04)
                                ============= ============== ===============


The accompanying notes are an integral part of these financial statements.

                            MILLENNIUM QUEST, INC.
                  (Formerly Dix Hills Equities Group, Inc.)
                         [A Development Stage Company]


                      STATEMENT OF STOCKHOLDERS' EQUITY

                      FROM INCEPTION ON FEBRUARY 4, 1986

                          THROUGH DECEMBER 31, 1999

                                                                                               Earnings
                                                                                               (Deficit)
                                                                                               Accumulated
                                    Preferred Stock            Common Stock       Capital in   During the
                                  ---------- ---------- ------------ ------------ Excess of    Development
                                   Shares      Amount     Shares       Amount     Par Value    Stage
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, February 4, 1986                 -  $       -            -  $         -  $         -  $         -

Shares issued to initial
  stockholders for cash,
  February, 1986 at $.05 per
  share, restated for stock split         -          -      400,000          400       19,600            -

Net income for the period
  ended December 31, 1986                 -          -            -            -            -          288
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1986                -          -      400,000          400       19,600          288

Shares of common stock sold
  to public for cash, March
  1987 at $.20 per share                  -          -      806,750          807      132,243            -

Shares issued to initial
  stockholders contributed back
  to Company to meet dilution
  requirements                            -          -      (58,750)         (59)          59            -

Net loss for the year
  ended December 31, 1987                 -          -             -           -            -         (958)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1987                -          -    1,148,000        1,148      151,902         (670)

Shares issued for acquisition
  of subsidiary, December 27,
  1988 at $.001 per share                 -          -    4,592,000        4,592       (4,592)           -

Net loss for the year
  ended December 31, 1988                 -          -            -            -            -      (21,039)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1988                -          -    5,740,000        5,740      147,310      (21,709)

Net loss for the year
  ended December 31,  1989                -          -            -            -            -          (40)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1989                -          -    5,740,000        5,740      147,310      (21,749)

Net loss for the year
  ended December 31, 1990                 -          -            -            -            -          (40)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1990                -          -    5,740,000        5,740      147,310      (21,789)

Net loss for the year
  ended December 31, 1991                 -          -            -            -            -     (131,261)
                                  ---------- ---------- ------------ ------------ ------------ ------------

                                    [Continued]

                                        F-5

                              MILLENNIUM QUEST, INC.
                     (Formerly Dix Hills Equities Group, Inc.)
                           [A Development Stage Company]

                         STATEMENT OF STOCKHOLDERS' EQUITY

                        FROM INCEPTION ON FEBRUARY 4, 1986

                             THROUGH DECEMBER 31, 1999

                                    [Continued]

                                                                                               Earnings
                                                                                               (Deficit)
                                                                                               Accumulated
                                    Preferred Stock            Common Stock       Capital in   During the
                                  ---------- ---------- ------------ ------------ Excess of    Development
                                   Shares      Amount     Shares       Amount     Par Value    Stage
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1991                -          -    5,740,000        5,740      147,310     (153,050)

Net loss for the year
 ended December 31, 1992                  -          -            -            -            -            -
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1992                -          -    5,740,000        5,740      147,310     (153,050)

Net loss for the year
  ended December 31, 1993                 -          -            -            -            -            -
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1993                -          -    5,740,000        5,740      147,310     (153,050)

Cancellation of shares for
  Recission of previous acquisition
  agreement, May 4, 1994, at $.001
  per share                               -          -   (4,778,360)      (4,778)       4,778            -

Other adjustments                         -          -            3            -            -            -

Net income for the year
  ended December 31, 1994                 -          -            -            -            -       44,939
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1994                -          -      961,643          962      152,088     (108,111)

Net loss for the year
  ended December 31, 1995                 -          -            -            -            -       (5,040)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1995                -          -      961,643          962      152,088     (113,151)

Net income for the year
  ended December 31, 1996                 -          -            -            -            -          991
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1996                -          -      961,643          962      152,088     (112,160)

Net loss for the year
  ended December 31, 1997                 -          -            -            -            -         (976)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1997                -          -      961,643          962      152,088     (113,136)

Net loss for the year
  ended December 31, 1998                 -          -            -            -            -         (761)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1998                -          -      961,643          962      152,088     (113,897)

Shares issued for services
  rendered, February 26, 1999
  at $.01 per share                       -          -    1,000,000        1,000        9,000            -

Net loss for the year
  ended December 31, 1999                 -          -            -            -            -      (15,932)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1999                -  $       -    1,961,643  $     1,962  $   161,088  $  (129,829)
                                  ========== ========== ============ ============ ============ ============

     The accompanying notes are an integral part of this financial statement.

                                        F-6

                              MILLENNIUM QUEST, INC.
                     (Formerly Dix Hills Equities Group, Inc.)
                           [A Development Stage Company]

                             STATEMENTS OF CASH FLOWS

                                                             For the
                                                            Years Ended        From Inception
                                                            December 31,       on February 4,
                                                   --------------------------- 1986 Through
                                                      1999             1998    December 31,1999
                                                   ------------- ------------- --------------
Cash Flows from Operating Activities:
   Net Income (loss)                               $    (15,932) $       (761) $    (129,829)
                                                   ------------- ------------- --------------
   Adjustments to reconcile net loss to net cash
     used by operating activities:
       Non-cash expense                                  10,000             -         10,000
       Amortization expense                                   -             -            200
       Changes in assets and liabilities:
         Increase (decrease) in accounts payable         (1,000)        1,170          2,399
                                                   ------------- ------------- --------------
         Total Adjustments                                9,000         1,170         12,599
                                                   ------------- ------------- --------------
         Net Cash Flows (Used) by
         Operating Activities                            (6,932)          409       (117,230)
                                                   ------------- ------------- --------------
Cash Flows from Investing Activities:
   Organization costs                                         -             -           (200)
                                                   ------------- ------------- --------------
         Net Cash (Used) by Investing Activities              -             -           (200)
                                                   ------------- ------------- --------------
Cash Flows from Financing Activities:
   Proceeds from common stock issuance                        -             -        181,350
   Stock offering costs                                       -             -        (28,300)
                                                   ------------- ------------- --------------
Net Cash Provided by Financing Activities                     -             -        153,050
                                                   ------------- ------------- --------------
Net Increase (decrease) in cash                          (6,932)          409         35,620

Cash at Beginning of Period                              42,552        42,143              -
                                                   ------------- ------------- --------------
Cash at End of Period                              $     35,620  $     42,552  $      35,620
                                                   ============= ============= ==============

Supplemental Disclosures of Cash Flow information:
  Cash paid during the period for:
    Interest                                       $          -  $          -  $           -
    Income taxes                                   $          -  $          -  $           -


Supplemental schedule of Noncash Investing and Financing Activities:

   Year ended December 31, 1999:
     The Company issued 1,000,000 shares of common stock for services rendered valued at
     $10,000 (or $.01 per share).

   Year ended December 31, 1998:
     None

The accompanying notes are an integral part of these financial statements.

                                   F-7

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized under the laws of the State of Delaware on February 4, 1986 as Teracom, Inc. The name was subsequently changed to Dix Hills Equities Group, Inc. in connection with an acquisition of a subsidiary in December, 1988. The acquisition was subsequently rescinded during 1994 [See Note 5]. During April 2000, the name of the Company was changed to Millennium Quest, Inc The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Organization Costs - The Company previously expensed its organization costs, which reflect amounts expended to organize the Company, over sixty [60] months using the straight line method.

Restatement of Financial Statements - During January, 1989, the company effected a 1 for 10 reverse split of its common stock. The financial statements have been restated to reflect these changes for all periods presented [See Note 3].

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented [See Note 6].

Income Taxes -The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires an asset/liability approach for the effect of income taxes [See Note 2].

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities ", SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", SFAS No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", and SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities   deferral of the effective date of FASB statement No. 133 ( an amendment of FASB Statement No. 133.)," were recently issued. SFAS No. 132, 133, 134, 135, 136 and 137 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 2 -INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 1999, the Company has available unused operating loss carryforwards of approximately $109,000, which may be applied against future taxable income and which expire in various years through 2019.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized in the financial statements for the loss carryforwards. The net deferred tax assets are approximately $37,000, and $31,600 as of December 31, 1999 and 1998 with an offsetting valuation allowance at each year end of the same amount, resulting in a change in the valuation allowance of approximately $5,400 and $200 during 1999 and 1998.

NOTE 3 - CAPITAL STOCK

Public Offering of Common Stock - During March, 1987, the Company completed a public offering of 806,750 shares of its previously authorized, but unissued common stock. This offering was registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. An offering price of $.20 per share was arbitrarily determined by the Company and the sales agent. Total proceeds of the offering amounted to $161,350 and stock offering costs of $28,300 were offset against capital in excess of par value.

Stock Split - In January, 1989, the Board of Directors authorized a 1 for 10 reverse stock split, thereby decreasing the number of shares issued and outstanding to 5,740,000. All references in the accompanying financial statements to the number of common and per-share amounts have been restated to reflect the stock split for all periods presented.

Preferred Stock - The Company has 5,000,000 shares of preferred stock authorized $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 1999.

Cancellation of Common Stock - During 1994, 4,778,360 shares of common stock were returned for cancellation due to the recission of the acquisition which had occurred in 1988.

Common Stock - During February 1999, the Company issued 1,000,000 shares of its previously authorized, but unissued common stock. This stock was issued for services rendered valued at $10,000 (or $.01 per share).

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - RELATED PARTY TRANSACTIONS

Management Compensation - During the year ended December 31, 1999 the Company issued 1,000,000 shares of common stock for services rendered valued at $10,000. During 1998 the Company did not pay any compensation to its officers or directors.

Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his home as a mailing address, as needed, at no expense to the Company.


NOTE 5 - ACQUISITION/RECISSION

In December, 1988, the Company entered into an acquisition agreement wherein the Company issued 4,592,000 shares of common stock to acquire all of the issued and outstanding shares of Dix Hills Equities Group, Inc., making it a wholly owned subsidiary of the Company. The Company changed its name to Dix Hills Equities Group, Inc. A Class Action Securities fraud lawsuit was subsequently filed against the Company and its officers (post acquisition) in October, 1991. In September of 1993 an agreement was reached to rescind the acquisition agreement and to return the control and status of the parent company back to its pre-acquisition officers. In May, 1994, 4,592,000 shares of common stock issued for the acquisition were returned for cancellation along with an additional 186,360 shares owned by former management.

NOTE 6 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share for the periods presented:

                                             For the          From Inception
                                            Year Ended        on February 4,
                                           December 31,       1986  Through
                                     ------------------------ December 31,
                                           1999     1998      1999
                                     ------------ ----------- ------------
Loss from continuing operations
available to common shareholders
(numerator)                          $   (15,932) $      (761)$   (44,003)

Loss from discontinued operations
available to common shareholders
(numerator)                                    -            -    (131,258)

Gain on disposal of discontinued
Subsidiary (numerator)                         -            -      45,432
                                     ------------ ------------ -----------
Weighted average number of common
shares outstanding used in loss per
share for the period (denominator)     1,810,955      961,643   2,845,912
                                     ------------ ------------ -----------

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SUBSEQUENT EVENTS

On April 10, 2000 the Company filed a certificate of amendment with the state of Delaware changing the name of the Company to Millennium Quest, Inc. The Company also reduced the number of authorized shares of preferred stock from 10,000,000 to 5,000,000 shares.

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]




                             CONTENTS

                                                               PAGE



Unaudited Balance Sheet, June 30, 2000                          F-13


Unaudited Statements of Operations, for the
  six months ended June 30, 2000 and 1999 and for the
  period from inception on February 4, 1986
  through June 30, 2000                                         F-14


Unaudited Statement of Stockholders' Equity, from
  inception on February 4, 1986 through June 30, 2000           F-15

Unaudited Statements of Cash Flows, for the six
  months ended June 30, 2000 and 1999, and for the period
  from inception on February 4, 986 through June 30, 2000       F-18

Notes to Unaudited Financial Statements                         F-19

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                  [A Development Stage Company]

                     UNAUDITED BALANCE SHEET

                              ASSETS

                                                                  June 30,
                                                                   2000
                                                                -------------
CURRENT ASSETS:
   Cash in bank                                                 $     35,020
                                                                -------------
        Total Current Assets                                          35,020
                                                                -------------
                                                                $     35,020
                                                                =============

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                             $      6,266
                                                                -------------
        Total Current Liabilities                                      6,266
                                                                -------------

STOCKHOLDERS' EQUITY:
   Preferred stock, $.001 par value, 5,000,000 shares
     authorized, no shares issued and outstanding                          -
   Common stock, $.001 par value, 20,000,000 shares
     authorized, 1,961,643 shares issued and outstanding               1,962
   Capital in excess of par value                                    161,088
  Deficit accumulated during the development stage                  (134,296)
                                                                -------------
        Total Stockholders' Equity                                    28,755
                                                                -------------
                                                                $     35,020
                                                                =============


The accompanying notes are an integral part of these financial statements.

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                  [A Development Stage Company]


                UNAUDITED STATEMENTS OF OPERATIONS



                                         For the Six           From Inception
                                         Months Ended          on February 4,
                                          June 30,             1986 Through
                                   --------------------------- June 30,
                                       2000          1999      2000
                                   ------------- ------------- -------------
REVENUE                            $           - $          -  $          -

OPERATING EXPENSES:
  General and Administrative              5,000        10,506        68,726
                                   ------------- ------------- -------------
LOSS FROM OPERATIONS                     (5,000)      (10,506)      (68,726)
                                   ------------- ------------- -------------
OTHER INCOME:
  Interest Income                           533           612        20,256
                                   ------------- ------------- -------------
       Total Other Income                   533           612        20,256
                                   ------------- ------------- -------------
LOSS BEFORE INCOME TAXES                 (4,467)       (9,894)      (48,470)

CURRENT TAX EXPENSE                           -             -             -

DEFFERED TAX EXPENSE                          -             -             -
                                   ------------- ------------- -------------
LOSS FROM CONTINUING OPERATIONS          (4,467)       (9,894)      (48,470)
                                   ------------- ------------- -------------
DISCONTINUED OPERATIONS:
  Loss from operations of
    discontinued subsidiary                   -             -      (131,258)
  Gain on disposal of discontinued
    subsidiary                                -             -        45,432
                                   ------------- ------------- -------------
LOSS FROM DISCONTINUED OPERATIONS             -             -       (85,826)
                                   ------------- ------------- -------------
NET LOSS                           $     (4,467) $     (9,894) $   (134,296)
                                   ============= ============= =============
INCOME (LOSS) PER COMMON SHARE:
  (Loss) from continuing
    operations                     $       (.00) $       (.00) $       (.02)
  (Loss) from discontinued
    operations                                -             -          (.05)
  Gain on disposal of subsidiary              -             -           .02
                                   ------------- ------------- -------------
LOSS PER COMMON SHARE              $       (.00) $       (.00) $       (.05)
                                   ============= ============= =============




The accompanying notes are an integral part of these financial statements.

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]


           UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                FROM INCEPTION ON FEBRUARY 4, 1986

                      THROUGH JUNE 30, 2000

                                                                                               Earnings
                                                                                               (Deficit)
                                                                                               Accumulated
                                    Preferred Stock            Common Stock       Capital in   During the
                                  ---------- ---------- ------------ ------------ Excess of    Development
                                   Shares      Amount     Shares       Amount     Par Value    Stage
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, February 4, 1986                 -  $       -            -  $         -  $         -  $         -

Shares issued to initial
  stockholders for cash,
  February, 1986 at $.05 per
  share, restated for stock split         -          -      400,000          400       19,600            -

Net income for the period
  ended December 31, 1986                 -          -            -            -            -          288
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1986                -          -      400,000          400       19,600          288

Shares of common stock sold
  to public for cash, March
  1987 at $.20 per share                  -          -      806,750          807      132,243            -

Shares issued to initial
  stockholders contributed back
  to Company to meet dilution
  requirements                            -          -      (58,750)         (59)          59            -

Net loss for the year
  ended December 31, 1987                 -          -             -           -            -         (958)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1987                -          -    1,148,000        1,148      151,902         (670)

Shares issued for acquisition
  of subsidiary, December 27,
  1988 at $.001 per share                 -          -    4,592,000        4,592       (4,592)           -

Net loss for the year
  ended December 31, 1988                 -          -            -            -            -      (21,039)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1988                -          -    5,740,000        5,740      147,310      (21,709)

Net loss for the year
  ended December 31,  1989                -          -            -            -            -          (40)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1989                -          -    5,740,000        5,740      147,310      (21,749)

Net loss for the year
  ended December 31, 1990                 -          -            -            -            -          (40)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1990                -          -    5,740,000        5,740      147,310      (21,789)

Net loss for the year
  ended December 31, 1991                 -          -            -            -            -     (131,261)
                                  ---------- ---------- ------------ ------------ ------------ ------------

                                    [Continued]

                                       F-15


                              MILLENNIUM QUEST, INC.
                     (Formerly Dix Hills Equities Group, Inc.)
                           [A Development Stage Company]

                    UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                        FROM INCEPTION ON FEBRUARY 4, 1986

                               THROUGH JUNE 30, 2000

                                    [Continued]


                                                                                               Earnings
                                                                                               (Deficit)
                                                                                               Accumulated
                                    Preferred Stock            Common Stock       Capital in   During the
                                  ---------- ---------- ------------ ------------ Excess of    Development
                                   Shares      Amount     Shares       Amount     Par Value    Stage
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1991                -          -    5,740,000        5,740      147,310     (153,050)

Net loss for the year
 ended December 31, 1992                  -          -            -            -            -            -
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1992                -          -    5,740,000        5,740      147,310     (153,050)

Net loss for the year
  ended December 31, 1993                 -          -            -            -            -            -
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1993                -          -    5,740,000        5,740      147,310     (153,050)

Cancellation of shares for
  Recission of previous acquisition
  agreement, May 4, 1994, at $.001
  per share                               -          -   (4,778,360)      (4,778)       4,778            -

Other adjustments                         -          -            3            -            -            -

Net income for the year
  ended December 31, 1994                 -          -            -            -            -       44,939
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1994                -          -      961,643          962      152,088     (108,111)

Net loss for the year
  ended December 31, 1995                 -          -            -            -            -       (5,040)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1995                -          -      961,643          962      152,088     (113,151)

Net income for the year
  ended December 31, 1996                 -          -            -            -            -          991
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1996                -          -      961,643          962      152,088     (112,160)

Net loss for the year
  ended December 31, 1997                 -          -            -            -            -         (976)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1997                -          -      961,643          962      152,088     (113,136)

Net loss for the year
  ended December 31, 1998                 -          -            -            -            -         (761)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1998                -          -      961,643          962      152,088     (113,897)

Shares issued for services
  rendered, February 26, 1999
  at $.01 per share                       -          -    1,000,000        1,000        9,000            -

Net loss for the year
  ended December 31, 1999                 -          -            -            -            -      (15,932)
                                  ---------- ---------- ------------ ------------ ------------ ------------

                                   [Continued]

                                       F-16

                              MILLENNIUM QUEST, INC.
                     (Formerly Dix Hills Equities Group, Inc.)
                           [A Development Stage Company]

                    UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY

                        FROM INCEPTION ON FEBRUARY 4, 1986

                               THROUGH JUNE 30, 2000

                                    [Continued]



                                                                                               Earnings
                                                                                               (Deficit)
                                                                                               Accumulated
                                    Preferred Stock            Common Stock       Capital in   During the
                                  ---------- ---------- ------------ ------------ Excess of    Development
                                   Shares      Amount     Shares       Amount     Par Value    Stage
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, December 31, 1999                -          -    1,961,643        1,962      161,088     (129,829)

Net loss for the period
  ended June 30, 2000                     -          -            -            -            -       (4,467)
                                  ---------- ---------- ------------ ------------ ------------ ------------
BALANCE, June 30, 2000                    -  $       -    1,961,643  $     1,962  $   161,088  $  (134,296)
                                  ========== ========== ============ ============ ============ ============




     The accompanying notes are an integral part of this financial statement.

                                       F-17

                              MILLENNIUM QUEST, INC.
                     (Formerly Dix Hills Equities Group, Inc.)
                           [A Development Stage Company]

                        UNAUDITED STATEMENTS OF CASH FLOWS


                                                          For the Six           From Inception
                                                          Months Ended          on February 4,
                                                            June 30,            1986 Through
                                                    --------------------------- June 30,
                                                         2000        1999       2000
                                                    ------------- ------------- --------------
Cash Flows from Operating Activities:
  Net Income (loss)                                 $     (4,467) $     (9,894) $    (134,296)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
      Non-cash expense                                         -        10,000         10,000
      Amortization expense                                     -             -            200
      Changes in assets and liabilities:
        Increase (decrease) in accounts payable            3,867             -          6,266
                                                    ------------- ------------- --------------

      Net Cash Flows (Used) by Operating Activities         (600)          106       (117,830)
                                                    ------------- ------------- --------------
Cash Flows from Investing Activities:
  Organization costs                                           -             -           (200)
                                                    ------------- ------------- --------------
      Net Cash (Used) by Investing Activities                  -             -           (200)
                                                    ------------- ------------- --------------
Cash Flows from Financing  Activities:
  Proceeds from common stock issuance                          -             -        181,350
  Stock offering costs                                         -             -        (28,300)
                                                    ------------- ------------- --------------
      Net Cash Provided by Financing Activities                -             -        153,050
                                                    ------------- ------------- --------------
Net Increase (decrease) in cash                             (600)          106         35,020

Cash at Beginning of Period                               35,620        42,552              -
                                                    ------------- ------------- --------------
Cash at End of Period                               $     35,020  $     42,658  $      35,020
                                                    ============= ============= ==============
Supplemental Disclosures of Cash Flow information:

  Cash paid during the period for:
    Interest                                        $          -  $          -  $           -
    Income taxes                                    $          -  $          -  $           -


Supplemental Schedule of Noncash Investing and Financing Activities:

   For the period ended June 30, 2000:
     None

   For the period ended June 30, 1999:
      The Company issued 1,000,000 shares of common stock for services rendered valued at $10,000
      (or $.01 per share)


 The accompanying notes are an integral part of these financial statements.

                                    F-18

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was organized under the laws of the State of Delaware on February 4, 1986 as Teracom, Inc. The name was subsequently changed to Dix Hills Equities Group, Inc. in connection with an acquisition of a subsidiary in December, 1988. The acquisition was subsequently rescinded during 1994. During April 2000 the name of the Company was changed to Millennium Quest, Inc. The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2000 and 1999 and for the periods then ended have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1999 audited financial statements. The results of operations for the periods ended June 30, 2000 are not necessarily indicative of the operating results for the full year.

Organization Costs - The Company previously amortized its organization costs, which reflect amounts expended to organize the Company, over sixty [60] months using the straight line method.

Restatement of Financial Statements - During January, 1989, the company effected a 1 for 10 reverse split of its common stock. The financial statements have been restated to reflect these changes for all periods presented [See Note 3].

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented [See Note 4].

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Income Taxes -The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires an asset/liability approach for the effect of income taxes [See Note 2].

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities ", SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", SFAS No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", and SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities   deferral of the effective date of FASB statement No. 133 ( an amendment of FASB Statement No. 133.)," were recently issued. SFAS No. 132, 133, 134, 135, 136 and 137 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 -INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At June 30, 2000 the Company has available unused operating loss carryforwards of approximately $114,000, which may be applied against future taxable income and which expire in various years through 2020.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized in the financial statements for the loss carryforwards. The net deferred tax assets are approximately $38,500 as of June 30, 2000 with an offsetting valuation allowance at period end of the same amount, resulting in a change in the valuation allowance of approximately $1,500 during the period ended June 30, 2000.

NOTE 3 - CAPITAL STOCK

Public Offering of Common Stock - During March, 1987, the Company completed a public offering of 806,750 shares of its previously authorized, but unissued common stock. This offering was registered by qualification in the State of Utah and was made in reliance on Rule 504 of Regulation D under the Securities Act of 1933. An offering price of $.20 per share was arbitrarily determined by the Company and the sales agent. Total proceeds of the offering amounted to $161,350 and stock offering costs of $28,300 were offset against capital in excess of par value.

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3 - CAPITAL STOCK [CONTINUED]

Stock Split - In January, 1989, the Board of Directors authorized a 1 for 10 reverse stock split, thereby decreasing the number of shares issued and outstanding to 5,740,000. All references in the accompanying financial statements to the number of common and per-share amounts have been restated to reflect the stock split for all periods presented.

Preferred Stock - The Company has 5,000,000 shares of preferred stock authorized $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at June 30, 2000.

Cancellation of Common Stock - During 1994, 4,778,360 shares of common stock were returned for cancellation due to the recission of the acquisition which had occurred in 1988.

Common Stock - During February 1999, the Company issued 1,000,000 shares of its previously authorized, but unissued common stock. This stock was issued for services rendered and is valued at $10,000 (or $.01 per share).

NOTE 4 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:


                                          For the Six          From Inception
                                          Months Ended         on February 4,
                                            June 30,           1986 Through
                                     ------------------------- June 30,
                                         2000        1999      2000
                                     ------------ ------------ -------------
Loss from continuing operations
available to common shareholders
(numerator)                          $    (4,467) $    (9,894) $    (48,470)
                                     ------------ ------------ -------------
Loss from discontinued operations
available to common shareholders
(numerator)                          $         -  $         -  $   (131,258)
                                     ------------ ------------ -------------
Gain on disposal of discontinued
Subsidiary (numerator)               $         -  $         -  $     45,432
                                     ------------ ------------ -------------
Weighted average number of common
shares outstanding used in loss per
share for the period (denominator)     1,961,643    1,657,773    2,815,317
                                     ------------ ------------ -------------

                      MILLENNIUM QUEST, INC.
            (Formerly Dix Hills Equities Group, Inc.)
                   [A Development Stage Company]

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation - During the six months ended June 30, 1999 the Company issued 1,000,000 shares of common stock for services rendered valued at $10,000.

Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his home as a mailing address, as needed, at no expense to the Company.


NOTE 6 - ACQUISITION/RECISSION

In December, 1988, the Company entered into an acquisition agreement wherein the Company issued 4,592,000 shares of common stock to acquire all of the issued and outstanding shares of Dix Hills Equities Group, Inc., making it a wholly owned subsidiary of the Company. The Company changed its name to Dix Hills Equities Group, Inc. A Class Action Securities fraud lawsuit was subsequently filed against the Company and its officers (post acquisition) in October, 1991. In September of 1993 an agreement was reached to rescind the acquisition agreement and to return the control and status of the parent company back to its pre-acquisition officers. In May, 1994, 4,592,000 shares of common stock issued for the acquisition were returned for cancellation along with an additional 186,360 shares owned by former management.